

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 08 2002
143

SEC FILE NUMBER
8-9312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

3/15/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PHILLIPS & TOBER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 Wynkoop Street, Suite 500
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher L Phillips (303) 629-1616
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) ENGLEWOOD (City) ,CO (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ~~Christopher L. Phillips~~ J D Finley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Phillips & Tober, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP J.D. Finley
Title

Signed & verified this 27th day of February 2002.

Notary Public
My commission expires 3/17/2004


MELANIE A. CARLSON
NOTARY
PUBLIC
STATE OF COLORADO

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILLIPS & TOBER, INC.

Table of Contents

EKS&H
Ehrhardt
Keefe
Steiner &
Hottman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Phillips & Tober, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Phillips & Tober, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips & Tober, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 30, 2002
Denver, Colorado

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

PHILLIPS & TOBER, INC.

Statement of Financial Condition
December 31, 2001

Assets

Assets		
Cash and cash equivalents	$	130,569
Commissions receivable		32,993
Accounts receivable		1,956
Notes receivable		525,000
Furniture and equipment, net		7,239
Other assets		5,000
Total assets	$	702,757

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	16,024
Accounts payable and accrued expenses		33,794
Total liabilities		49,818
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 250,000 shares authorized; 44,000 shares issued and outstanding		4,400
Additional paid-in capital		160,601
Retained earnings		665,273
Common stock in treasury, 16,815 shares at cost		(177,335)
Total stockholder's equity		652,939
Total liabilities and stockholder's equity	$	702,757

See notes to financial statements.

PHILLIPS & TOBER, INC.

Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions	$ 1,137,365
Underwriting income	2,315,634
Other revenues	85,980
	3,538,979
Expenses	
Commissions	1,085,058
Officer salaries and employee benefits	472,960
Other operating	160,201
Occupancy	91,273
	1,809,492
Net income	$ 1,729,487

See notes to financial statements.

PHILLIPS & TOBER, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance - December 31, 2000	$ 4,400	$ 160,601	$ 888,622	$ (177,335)	$ 876,288
Net income	-	-	1,729,487	-	1,729,487
Dividends paid	-	-	(1,952,836)	-	(1,952,836)
Balance - December 31, 2001	$ 4,400	$ 160,601	$ 665,273	$ (177,335)	$ 652,939

See notes to financial statements.

PHILLIPS & TOBER, INC.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 1,729,487
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	5,582
Changes in assets and liabilities	
Commissions receivable	3,733
Accounts receivable	4,177
Commissions payable	(6,353)
Accounts payable and accrued expenses	(77,302)
	(70,163)
Net cash provided by operating activities	1,659,324
Cash flows from investing activities	
Issuance of note receivable	(20,000)
Proceeds received from payment of note receivable	100,000
Net cash provided by investing activities	80,000
Cash flows from financing activities	
Dividends paid	(1,952,836)
Net cash used in financing activities	(1,952,836)
Net decrease in cash	(213,512)
Cash and cash equivalents - beginning of year	344,081
Cash and cash equivalents - end of year	$ 130,569

Supplemental disclosure of cash flow information:

No interest expense was paid for the year ended December 31, 2001.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Phillips & Tober, Inc., (the Company), is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Fiserv Correspondent Services, Inc. (Fiserv) on a fully disclosed basis. The Company's agreement with Fiserv provides that, as clearing broker, Fiserv will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and performed all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Fiserv. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Revenue Recognition

Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Amortization

Depreciation on office furniture and equipment is computed using accelerated methods over the estimated useful lives of the assets, which are five to ten years.

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life or the term of the lease.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

PHILLIPS & TOBER, INC.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Income Taxes

The Company is an S Corporation as defined by the Internal Revenue Code. In lieu of corporate income taxes, the sole stockholder is taxed on 100% of the Company's taxable income. Therefore, no provision or liability for federal taxes has been included in these financial statements.

Note 2 - Notes Receivable

Notes receivable consist of the following:

	December 31, 2001
Unsecured note receivable from stockholder, interest payable monthly, at 12% per annum, due January 2, 2002	$ 505,000
Unsecured note receivable, in default, from unrelated party, interest payable monthly, at 16%, due July 2001.	20,000
	525,000
Less current portion	-
	525,000
Less allowance	-
	$ 525,000

Subsequent to year-end, these unsecured notes receivable were restructured. The notes bear interest at prime, remain unsecured and are due December 31, 2002. The $505,000 note was reduced by $258,490, which was treated as a distribution during fiscal 2002 and payment of principal in the amount of $36,510. The outstanding balances subsequent to the distribution and payment are $210,000 and $20,000, respectively.

PHILLIPS & TOBER, INC.

Notes to Financial Statements

Note 3 - Furniture and Equipment

Furniture and equipment are recorded at cost and consist of the following:

	December 31, 2001
Furniture and equipment	$ 132,913
Leasehold improvements	69,741
	202,654
Less accumulated depreciation and amortization	(195,415)
	$ 7,239

Note 4 - Employee Benefit Plans

The Company maintains a money purchase pension plan and profit sharing and 401(k) plan which cover substantially all employees. Contributions to the money purchase pension plan and the 401(k) component of the profit sharing plan are both based on minimum funding percentage requirements and eligible salaries. Contributions to the non 401(k) component of the profit sharing plan are made at the discretion of the Company. The Company's contributions are fully vested to the participant upon entrance to the plan.

Company contributions to the Plans are as follows:

	December 31, 2001
Money purchase pension and profit sharing and 401(k) plans	$ 105,557

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2001, the net capital data is as follows:

Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
$ 110,945	$ 50,000	$ 49,818	.45 to 1

Note 6 - Lease Obligations

On January 1, 2000, the Company renewed the lease agreement for its office facilities with a related partnership (the Company's stockholder is a partner in the lessor) for a 60-month period, which provide for monthly payments ranging from $4,100 to $5,150 throughout the term of the lease.

Minimum lease payments for the initial non-cancelable portion of the office lease in effect at December 31, 2001 are as follows:

Year Ending December 31,		
2002	$	56,400
2003		60,000
2004		61,800
Total minimum lease payments	$	178,200

Total rent expense for the year was $48,400.

Note 7 - Commitments and Contingencies

The Company has a stock redemption agreement with its stockholder. Upon the stockholder's cessation as an employee, desire to sell shares of stock, or death, the Company has the right of first refusal to redeem such stockholder's stock for the book value at the end of the month preceding the date the Company may repurchase the shares. Should the Company not redeem the shares offered, other stockholders, if any, have the right to acquire the shares.

SUPPLEMENTARY SCHEDULE

PHILLIPS & TOBER, INC.

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Net Capital

Total stockholder's equity	$ 652,939
Deductions	
Furniture and equipment - net	7,239
Accounts receivable	1,956
Notes receivable	525,000
Haircuts	7,799
	541,994
Net capital	$ 110,945

Aggregate Indebtedness

Commissions payable	$ 16,024
Accounts payable and accrued expenses	33,794
Total aggregate indebtedness	$ 49,818

Computation of Basic Net Capital Requirements

Required minimum net capital	$ 50,000
Capital in excess of minimum requirement	$ 60,945
Ratio of aggregate indebtedness to net capital	0.45

Reconciliation with Company's computation:

There is no material difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2001 and the audited computation above.

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
Phillips & Tober, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Phillips & Tober, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Phillips & Tober, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Ehrhardt Keefe Steiner & Hottman PC

January 30, 2002
Denver, Colorado